Exhibit 1(ii)(A)
Rules of Procedure
for the management board of
Qimonda AG
- Version of May 2006 -
§ 1
General
     The members of the management board shall conduct the business of the company, observing the due care of an orderly and conscientious manager in accordance with the provisions of the law, articles of incorporation, rules of procedure, business distribution plan and their respective service agreements.
§ 2
Management by the individual members of the management board
(1)	The areas of responsibility of the members of the management board may be found in the business distribution plan. Each management board member is solely responsible for the area assigned to him in the business distribution plan. However, sole power of representation is not thereby established. Irrespective of the distribution of business area, each management board member shall be responsible for the management of the business as a whole.

(2)	The chairman of the management board shall be informed on an on-going basis of all material matters arising in connection with the areas of responsibility of other management board members and may request information about individual matters from the business areas of other members of the management board at any time.

(3)	Whenever measures and transactions of one business area simultaneously affect one or more other business areas, the responsible management board member must consult with the other management board members in advance of effecting a decision. In the event of a failure to reach agreement, each management board member involved is required to have a resolution adopted by the full management board before acting, unless an immediate measure is deemed necessary (at the discretion of the management board member, taking into account his duties to the company) (pflichtgemäßes Ermessen) to avoid imminent adverse consequences for the company. The chairman of the management board is to be informed immediately, and the full management board at the next regularly scheduled meeting, that such independent action has been taken.

(4)	The members of the management board shall work together cooperatively. They shall inform each other on an ongoing basis of important measures and occurrences in their areas of business. If a board member has concerns about a particular decision that cannot be relieved by consulting the responsible management board member, the responsible management board member will be required to have a resolution adopted by the full management board before taking action.

(5)	Measures and business of extraordinary importance for the company or associated with an extraordinary economic risk shall require the prior consent of the full management board, provided that subject to its due discretion an immediate measure is not required in order to avoid imminent adverse consequences for the company. Para. 3 sentence 3 shall apply mutatis mutandis.
§ 3
Decisions of the full management board
(1)	Irrespective of the provision in § 2 of these rules of procedure, the management board as a whole shall decide

a)	matters requiring a decision by the full management board by law, the articles of incorporation or according to these rules of procedure,

b)	matters requiring the consent of the supervisory board or the approval of the shareholders, or that must be submitted to the supervisory board or at a general shareholders’ meeting by law or according to the articles of incorporation,

c)	matters concerning or to be included in the annual financial statements, the consolidated financial statements, the management report (Lagebericht) and the group management report of the company (Konzernlagebericht),

d)	fundamental issues concerning the organization, business policy and investment and financial planning of the company,

e)	matters concerning the calling of the general shareholders’ meeting and applications and proposals by the management board concerning the adoption of resolutions by the general shareholders’ meeting,

f)	in the cases provided in § 6 para. 2 sentence 2,

g)	on all matters not assigned by the distribution of business to an area of business of one management board member.
(2)	The full management board may request individual members of the management board to implement the resolutions and carry out measures for which the full management board is responsible or to form committees of the management board for this purpose.
§ 4
Chairman of the management board
(1)	Within the scope of these rules of procedure and the business distribution plan, the chairman of the management board shall establish the areas and manner in which cooperation between several members of the management board is expected to occur. The chairman shall arrange for the cooperation between members of the management board, particularly in overlapping areas of business. The chairman of the management board shall establish which types of matters require being submitted to him for prior discussion.

(2)	The chairman of the management board may object to measures taken by management board members in managing the business. If the chairman of the management board avails himself of this right of objection, the management measures shall not be conducted until the full management board has assented to the measure.

(3)	If the management board does not adopt a resolution pursuant to § 6 para. 7 in cases requiring decision by the full management board, the chairman of the management board may submit the matter to the supervisory board and request its opinion. The opinion of the supervisory board is to be submitted to the chairman of the management board, who shall inform the full management board of the opinion. The full management board shall then review the matter and reach a decision.

(4)	The chairman of the management board shall represent the management board and the company before the public, in particular, to authorities, associations, trade organizations and publication media. These tasks may be transferred to another management board member at the chairman’s discretion for certain types of matters or in individual cases.
§ 5
Business distribution plan
(1)	Taking the service agreements of the individual members of the management board into account, the chairman of the management board shall propose the business distribution plan.

(2)	Issuance, amendment or rescission of the business distribution plan requires a unanimous decision of the full management board. In the event of a failure to reach a unanimous decision, the chairman of the management board shall request that the supervisory board be in charge of the distribution of business.

(3)	Promptly after being established, the business distribution plan shall be submitted together with the rules of procedure to the supervisory board for approval. This shall also apply to amending the business distribution plan.
§ 6
Meetings and resolutions
(1)	Within a period appropriate to the circumstances, meetings of the management board including an announcement of the agenda shall be called and chaired by the chairman of the management board.

(2)	Meetings of the management board shall take place at regular intervals. Meetings shall be called if considered necessary by the chairman of the management board or upon request by the supervisory board or a member of the management board. In either case, meeting shall be preceded by the distribution of information about the matters to be addressed.

(3)	The chairman of the management board may specify that persons not belonging to the management board may be consulted in discussions of certain matters.

(4)	Resolutions of the management board shall generally be adopted in meetings. By direction of the chairman of the management board, resolutions may be adopted outside of meetings by voting in writing or by telephone, fax or e-mail if no other management board member promptly objects to this procedure.

(5)	A quorum of the management board shall be constituted, notwithstanding the provision in paragraph 8, if all members of the management board participate in the adoption of resolutions in one of the forms specified in para. 4 or 6 of this section.

A management board member is considered to have taken part in the adoption of a resolution by abstaining from voting.

(6)	Absent members of the management board may participate in adopting management board resolutions by having votes submitted in writing by other management board members. They may also cast their vote in writing or by telephone, fax or e-mail.

(7)	The management board shall adopt resolutions based on all votes of its members subject to the provision in para. 8.

(8)	Resolutions concerning matters in a business area assigned to an absent management board member may only be discussed and adopted in urgent cases. The absent member is to be notified promptly of the result of the adoption of resolutions in a suitable form. If the result of the adoption of the resolution does not meet with the approval of the absent management board member, that board member shall promptly object thereto to the chairman of the management board. The subject matter of the adopted resolution shall then be discussed again, considering orally or textually stated grounds for the objection, at the next meeting and finally decided.

(9)	Minutes of each meeting of the management board are to be prepared, specifying the place and date of meeting, the participants, the agenda and the content of management board resolutions. The minutes shall be sent by the chairman of the management board to all members of the management board. The minutes shall be deemed approved if none of the members of the management board objects by the beginning of the next meeting following receipt of the minutes.

§ 7
Committees
(1)	Management board committees may be formed to conduct audits and prepare and implement management board resolutions. The formation of management board committees shall be decided by the full management board by proposal of the chairman of the management board.

(2)	Management board committees may issue rules of procedure to themselves, specifying the details of their activities within the scope of the authorization granted by the management board.
§ 8
Cooperation with the supervisory board
(1)	The requirement of reporting to the supervisory board with respect to the matters specified in § 90 of the German Stock Corporation Act (Aktiengesetz: AktG) is the responsibility of the full management board under the direction of the chairman of the management board. As a rule, the management reports shall be submitted in writing unless oral reporting suffices or is called for in individual cases due to urgency.

(2)	Apart from the reporting pursuant to para. 1 of this section, the chairman of the management board shall regularly inform the chairman of the supervisory board orally of the development of business and the situation of the company, including its associated companies. According to the preference of the chairman of the management board, this information may also be provided in writing. All members of the management board shall assist the chairman of the management board in performing this task.

(3)	All matters of particular importance for the company shall be promptly reported to the chairman of the supervisory board by the chairman of the management board orally or in writing.

(4)	Members of the management board shall submit all reports and applications to the chairman of the management board for review and eventual submission to the supervisory board.
§ 9
Transactions requiring approval
The following transactions may currently be conducted by the management board only with the approval of the plenum of the supervisory board:
(1)	Financial and investment planning, including the budget and the specification of debt ceilings;

(2)	Investments in fixed assets, holdings and financial investments and divestments to the extent an individual project exceeds 10% of the currently valid total investment budget;

(3)	Granting sureties, guarantees and loans to third parties outside the group in an amount exceeding 5% of the share capital of the consolidated balance sheet.